Mail Stop 4561

February 26, 2009

James M. Wells III
Chief Executive Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

> **Re: SunTrust Banks Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30,**
> **2008 and September 30, 2008**
> **File No. 01-8918**

Dear Mr. Wells:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief